1. Name and Address of Reporting Person
   George, D. Thomas
   1000 Lakeside Avenue
   Cleveland, OH 44114-1147
   USA
2. Issuer Name and Ticker or Trading Symbol
   Ferro Corp (FOE)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   11/09/2001 R2
5. If Amendment, Date of Original (Month/Day/Year)
   11/08/2002
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   ( ) Officer (give title below) (X) Other (specify below)
   Treasurer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    11/09/2001            M         2250        A   $14.3333                  D
Common Stock                    11/09/2001 11/09/2001 S         -2250       D   $23.2000   7738           D
Common Stock                                                                               356.7704       I           ESOP Trust
Common Stock - Restricted                                                                  6000           D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $14.3333 11/09/2         M               2250  12/13/1992 12/13/2001 Common  2250     $14.3333   0       D
Options              001                                                         Stock
(Right to
buy)
Stock       $15.75                                                    01/17/2006 Common                      5250    D
Options                                                                          Stock
(Right to
buy)
Stock       $16                                                       01/18/2005 Common                      3000    D
Options                                                                          Stock
(Right to
buy)
Stock       $18.5                                                     02/11/2010 Common                      4000    D
Options                                                                          Stock
(Right to
buy)
Stock       $19.5                                                     01/17/2007 Common                      6600    D
Options                                                                          Stock
(Right to
buy)
Stock       $19.5833                                                  01/19/2003 Common                      2250    D
Options                                                                          Stock
(Right to
buy)
Stock       $21.0625                                                  02/25/2009 Common                      4400    D
Options                                                                          Stock
(Right to
buy)
Stock       $22.6667                                                  01/28/2004 Common                      3000    D
Options                                                                          Stock
(Right to
buy)
Stock       $22.9375                                                  01/13/2008 Common                      4400    D
Options                                                                          Stock
(Right to
buy)
Stock       $23.6                                                     02/09/2011 Common                      4000    D
Options                                                                          Stock
(Right to
buy)
ESOP        46.375                                                               Common                      3704.29 I       ESOP
Convertible                                                                      Stock                       68              Trust
Preferred

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ D. Thomas George

DATE
02/12/2003